UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1.     Reason fund is applying to deregister (check only one)

      [  ]    Merger

      [  ]    Liquidation

      [X ]   Abandonment of Registration
              (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [  ]    Election of status as a Business Development Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: TFLIC Series Annuity Account B (separate account), registrant

3.     Securities and Exchange Commission File No.: 811-10437

4.     Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
          [ X ]   Initial Application           [   ]   Amendment

5.       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
                    4 Manhattanville Road
                    Purchase, NY 10577

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

                   Carrie Bekker, CLA
                   Compliance Supervisor
                   570 Carillon Parkway St.
                   Petersburg, FL 33716
                   (727) 299-1913

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                   John K.Carter
                   Vice President and Senior Counsel
                   570 Carillon Parkway
                   St. Petersburg, FL 33716
                   (727) 299-1824

8.     Classification of fund (check only one):

          [   ]    Management company;

          [ X ]     Unit investment trust; or

          [   ]     Face amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

          [ X ]    Open-end          [   ]     Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): N/A — Separate Account

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

         N/A — Separate Account

12.	Provide the name address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

         N/A — Separate Account

13.     If the fund is a unit investment trust (“UIT”) provide:

          (a)     Depositor’s name(s) and address(es):

                   Name                                                 Principal Business Address
                   Transamerica Financial Life             4 Manhattanville Road
                   Insurance Company                          New York, NY 10577

(b)	Trustee’s name(s) and address(es): N/A

14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

           [ X ]   Yes            [  ]   No

          If Yes, for each UIT state:
               Name(s):     TFLIC Series Annuity Account B
               File No.:     811-10437
               Business Address:     4 Manhattanville Road, New York, NY 10577

15.      (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                     [  ]      Yes           [ X ]      No

                     If Yes, state the date on which the board vote took place:

                    If No, explain:      N/A — Separate Account

          (b)       Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                     [   ]     Yes           [ X ]     No

                    If Yes, state the date on which the shareholder vote took place:

                    If No, explain:    N/A — Separate Account

II.     Distributions to Shareholders     N/A — No sales made

16.     Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

           [  ]     Yes     [  ]     No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets? [ ] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership? [ ] Yes [ ] No

(d)	If no to (b) or (c) above, describe the method of distributions to shareholders. For mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to shareholders made in kind? [ ] Yes [ ] No

If Yes, Indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities? [ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund’s shareholders?

         [  ]     Yes      [  ]     No

      If no,
      (a)    How many shareholders does the fund have as of the date this form is filed?

      (b)    Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests? [ ] Yes [ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities N/A — No sales made

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above) [ ] Yes [ ] No

      If Yes,

      (a)     Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)     Why has the fund retained the remaining assets?

      (c)     Will the remaining assets be invested in securities?

      [  ]     Yes      [  ]     No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities? [ ] Yes [ ] No

      If Yes,
      (a)    Describe the type and amount of each debt or other liability:

      (b)    How does the fund intend to pay thee outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration N/A — No sales made

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:

(ii) Accounting expenses:

(iii) Other expenses (list and identify separately):

(iv) Total expenses (sun of lines (I)-(iii) above):

(b) How were those expenses allocated?

(c) Who paid those expenses?

(d) How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? [ ] Yes [ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

V. Conclusion of Fund Business

24.     Is the fund a party to any litigation or administrative proceeding?

     [  ]     Yes      [ X ]     No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs? [ ] Yes [ X ] No

        If Yes, describe the nature and extent of those activities:

VI.     Mergers Only     N/A

26.      (a)     State the name of the fund surviving the Merger:

           (b)    State the Investment Company Act file number of the fund surviving the Merger: 811-_________

           (c)    If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           (d)    If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section

8(f) of the Investment Company Act of 1940 on behalf of TFLIC Series Annuity Account B, Registrant, and

Transamerica Financial Life Insurance Company, Depositor, (ii) he is the Vice President and Senior Counsel of

Transamerica Financial Life Insurance Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set for the in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ John K. Carter John K. Carter Vice President and Senior Counsel October 13, 2003